FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1        Holding(s) in Company announcement dated 04 October, 2004




                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

Northern Rock plc was informed on 1 October 2004 that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued 25p ordinary share capital of the Company as follows:


                Registered Holder            Holding      % of Share Capital
Prudential plc                            13,317,427                  3.16

       M&G (Lombard St) NOMS FPE              21,115
       MAGIM HSBC GIS NOM (UK) SALI           69,197
       PRUCLT HSBC GIS NOM (UK) PAC AC    11,955,898
       PRUCLT HSBC GIS NOM (UK) PPL AC       945,193
       PRUCLT HSBC GIS NOM (UK) SAL AC         7,417
       ROY NOMINEES 578079                    64,173
       ROY NOMS LTD 578052                    35,890
       ROY NOMS LTD 578141                    70,053
       ROY NOMS LTD 578192                   148,491


The Prudential Assurance Co Ltd           12,977,705                  3.08

       MAGIM HSBC GIS NOM (UK) SALI           69,197
       PRUCLT HSBC GIS NOM (UK) PAC AC    11,955,898
       PRUCLT HSBC GIS NOM (UK) PPL AC       945,193
       PRUCLT HSBC GIS NOM (UK) SAL AC         7,417




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  04 October 2004          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary